Exhibit 1

For Immediate Release	30 April 2010

WPP plc

Annual Report and Accounts 2009 and associated documents

In accordance with Listing Rule 9.6.1 R, WPP plc has today submitted two copies of the Annual Report and Accounts for the year ended 31 December 2009, Notice of Annual General Meeting 2010 and Form of Proxy to the UK Listing Authority and these documents will shortly be available at its Document Viewing Facility which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Telephone: +44 20 7066 1000

Copies of the Annual Report and Accounts for the year ended 31 December 2009 and the Notice of Annual General Meeting 2010 will also be available to view on WPP’s website: www.wpp.com.

In accordance with Disclosure and Transparency Rule 6.3.5(2)(b), certain additional information extracted in unedited full text from the Annual Report and Accounts is set out in the appendices to this announcement.

Appendices

Appendix 1: Management report information

The letter to share owners, which is set out on pages 18 to 29 of the Annual Report, and Accounts includes the following indication of important events that have occurred during the financial year and their impact on the financial statements:

Letter to share owners*

Dear share owner

2009, our twenty-fourth year, was a brutal year for both WPP and the communications services industry as a whole. After a difficult first six months, however, the Group adjusted its cost base to falling like-for-like revenues and achieved the same pro-forma operating margins in the second half of the year as in the second half of 2008.

Despite such a difficult year in the real world, total share owner return increased sharply, with your share price rising over 200p, or 50%, to 609.5p from 402.5p during the year, in part due to the recovery of the financial markets.

A year ago, the downturn in the media sector in general weighed heavily on your share price despite the outlook for the wider sector being increasingly less relevant to your Company’s prospects: the many ways in which our business is being transformed by new markets, new media and new capabilities provide major opportunities to enhance our future growth and profitability. Pleasingly, since the year end, your share price has increased a further 96.0p, or 16%, to 705.5p at the time of writing. Dividends were maintained at 15.47p, the same level as 2008.

Billings were up almost 3% to £37.9 billion. Revenues were up over 16% to £8.7 billion. Our revenues exceeded all our competitors for the second consecutive year, by an increasing amount. Headline PBIT margin was 11.7% in 2009 against 15.0% last year (or 14.3% including TNS on a pro-forma basis for the whole of 2008). The Group achieved a Headline PBIT margin of 15.4% in the second half of the year, equal to the margin achieved in the second half of 2008, including TNS, again on a pro-forma basis, and in line with the target set at the time of the Group’s 2009 half-year results announcement. Headline PBIT – that is, profit before goodwill write-downs, amortisation and impairment of acquired intangible assets, investment gains/losses and write-downs, share of exceptional gains/losses of associates, one-off costs of changes to our corporate structure in 2008, finance income/costs, revaluation of financial instruments and taxation (what a mouthful!) – fell 9% to £1,017 million, but was above £1 billion for the second consecutive year.

Headline EBITDA (or headline earnings before interest, taxation, depreciation and amortisation – another mouthful! – which is a key metric that private equity firms, for example, use for valuing companies) fell by less than 4% to £1.2 billion but remained above £1 billion for the fourth consecutive year.

Headline profit before tax was down over 16% to £812 million. Reported profit before tax was down over 11% to £663 million. Diluted headline earnings per share were down 20% to 44.4p and diluted reported earnings per share down over 6% to 35.3p.

Free cash flow remained strong at £618 million. Net debt averaged £3.4 billion in 2009, up exactly £1.0 billion at 2009 exchange rates, reflecting the net acquisition cost and debt acquired of TNS of £1.3 billion and other, smaller acquisitions and earnout payments. Equity analysts appear comfortable with the level of the Group’s average net debt, which was around 2.8 times headline EBITDA in 2009. Questions from institutions and analysts have shifted from concerns about debt levels at the beginning of the year, to questions at the end of the year about what we will do with our borrowing capacity, as net debt falls. Net debt at 31 December 2009 decreased to £2.6 billion compared with £3.1 billion last year, reflecting improved cash flows. Headline interest cover in 2009 was 5.0 times. So far, in the first three months of 2010, average net debt was down over £300 million at £2.9 billion against £3.2 billion for the same period in 2009, at 2010 exchange rates, again reflecting strong cash flows.

With a current equity market capitalisation of approximately £8.9 billion, the total enterprise value of your Company is approximately £12.1 billion, almost 10.0 times headline EBITDA.

A game of two halves

Our reported revenue growth of over 16% reflected the strength of the euro and US dollar against sterling, as well as the impact of the first full-year inclusion of Taylor Nelson Sofres plc (TNS) in our results. On a constant currency basis, which excludes the impact of currency movements, revenues were up almost 5%.

On a like-for-like basis, excluding the impact of TNS, other acquisitions and currency, revenues were down 8.1%, reflecting ‘less worse’ trends in the second half and final quarter of the year. On the same basis, gross margin was down even less at 7.9%. We seem to have moved from staring into the abyss post the Lehman Brothers crisis, to a ‘less worse’ phase in the second half of 2009 and a stabilisation phase towards the end of 2009 and the beginning of 2010. Revenue, including 100% of associates, is estimated to total over £10.4 billion.

2009 was a very difficult year and a tale, or game, of two halves. Like-for-like revenues, although relatively stable in the final quarter of 2008 post the Lehman crisis, fell by almost 6% in the first quarter of 2009 and the rate of decline accelerated to almost 11% in the second quarter. The Group was relatively slow to react to this in the first half, with headcount only falling by 2.8% on average and 5.8% point-to-point, although a more rapid response of cost reduction, in response to these accelerating revenue declines, might have damaged the franchise.

However, as like-for-like revenue declines started to become ‘less worse’ at -9% in quarter three and -7% in quarter four, the headcount average fell by 9% and by 12% respectively and point-to-point by 7.4% between 30 June and 31 December. As a result, operating margins in the second half were the same as pro-forma margins in the second half of 2008. We have clearly moved from a period of staring into the abyss to ‘less worse’ and now to stabilisation, if not growth, as yet.

Geographically, the impact of the recession was least felt in the UK and Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe. It was most keenly felt in North America and Western Continental Europe, particularly in the first six months. There was relative improvement in the US in the third quarter, which continued into the final quarter of the year, with like-for-like revenues down 6.1%. Although the UK showed some softening in the third quarter compared with the second quarter, there was a marked ‘less worse’ improvement in the final quarter, with like-for-like revenues falling less at -4.6%. The relative improvement in Western Continental Europe and Asia Pacific in the third quarter continued, with both regions showing significantly ‘less worse’ growth in the final quarter. The Middle East continued to be challenging in the second half, while Latin America had a relatively strong year overall.

Markets outside North America now account for over 65% of our revenues, up from 61% five years ago. The influence of the faster-growing markets outside North America is increasing rapidly.

Revenue declines varied by sector

As seen in the first half of 2009, Branding & Identity, Healthcare and Specialist Communications (including direct, digital and interactive) was least affected by the recession, with the improvement in the Group’s healthcare businesses, seen in the second quarter, continuing in the second half, with like-for-like growth in the final quarter of the year.

The pressure continued on the Group’s Advertising and Media Investment Management businesses, with clients continuing to seek greater and greater effectiveness and efficiencies, in markets where there is little inflation and, as a result, little pricing power and an over-supply of old and new media inventory. The pressure seen by Media Investment Management in quarter two, continued into the third quarter, but eased significantly in the final quarter.

Public Relations & Public Affairs also experienced a substantially ‘less worse’ position in quarter four, with like-for-like revenues down less than 5%. Consumer Insight (formerly Information, Insight & Consultancy) saw sequential quarterly improvement in the second half, with a marked improvement in the final quarter as clients appeared to return to more stable spending patterns. November and December showed the lowest Consumer Insight monthly revenue declines of 2009.

In constant currencies, Advertising and Media Investment Management revenues fell by 8.6%, with like-for-like revenues down almost the same at 8.5%. Although cost actions were taken by the year end, the impact of revenue declines resulted in the combined annual operating margin of this sector falling by over 3.0 margin points.

In 2009, Ogilvy & Mather Worldwide, JWT, Y&R Advertising, Grey and United generated estimated net new billings of almost £800 million ($1.2 billion) and GroupM, the Group’s media investment management company, which includes Mindshare, MEC, MediaCom and Maxus generated estimated net new billings of £1.8 billion ($2.9 billion).

Consumer Insight revenues grew almost 63% in constant currencies, largely as a result of the acquisition of TNS in October 2008, with like-for-like revenues down 9.5%. Gross margin fell less by 7.7% on a like-for-like basis. Overall reported margins fell by 2.6 margin points to 8.5% in constant currency. This performance reflected planned integration costs in relation to the merger of Kantar and TNS and the impact of the recession.

Public Relations & Public Affairs improved in the second half, with like-for-like revenues down 6.7% compared with -8.2% in the first half and particularly in the US and the UK. The final quarter showed a more marked improvement with revenue down less than 5%, which was the least worst quarterly decline of the year. All of the Group’s businesses in this sector improved in the final quarter, particularly Burson-Marsteller, Hill & Knowlton and the Group’s specialist public relations businesses. On a constant currency basis, operating margins fell by 1.2 margin points and remained strong, as action was taken to reduce costs, with average headcount down significantly.

The Group’s Branding & Identity, Healthcare and Specialist Communications (including direct, digital and interactive) also improved in the second half, with like-for-like revenues down 5.6% compared with -6.9% in the first half and even better at -5.3% in quarter four. As mentioned above, the Group’s healthcare businesses showed positive growth in the final quarter of almost 2%, with the UK up over 10% and the US up over 3%. The Group’s direct, digital and interactive businesses also performed better in the final quarter in North America, the UK, Western Continental Europe and the Middle East & Africa. The US showed positive revenue growth of over 1% in quarter four. On a constant currency basis, overall operating margins for the sector were down by 2.3 margin points to 10.2%.

Marketing services rose to over 61% of our revenues in 2009, up from 56% in 2008, largely due to the impact of TNS on Consumer Insight. It is no longer accurate to call us an advertising agency, we are a communications services company.

Margin down for the year but stabilised in the second half

Headline PBIT margins fell to 11.7% for the year against 15.0% in 2008 (or against 14.3% if TNS were included for the whole of 2008), but, as mentioned above, the Group achieved a margin of 15.4% in the second half of the year, the same pro-forma margin as in the second half of 2008.

On a like-for-like basis the average number of people in the Group decreased 6.7% in 2009. On the same basis, the number of people in the Group at 31 December 2009 was 12.3% lower than at the end of 2008. As these figures illustrate, further action to reduce headcount was taken during the second half of 2009 with year-end headcount being 7.4% lower than at 30 June and 6.3% lower than at 31 July.

Reported staff costs, excluding incentives, were up 19.4%. Incentive payments (including the cost of share-based compensation) fell by almost 17% to £178 million from £214 million. Excluding these incentive payments, headline PBIT margins fell by 4.0 margin points from 17.8% in 2008 to 13.8% in 2009. Incentives represented almost 16% of headline operating profit before bonuses and income from associates, against almost 17% in 2008. Cash-based incentives totalled £123 million or just over 12% of headline operating profit before bonuses and income from associates against £151 million and almost 14% in 2008. The balance of £55 million in 2009 represents share-based incentives granted in previous years. Our objective remains to pay out approximately 20% of operating profit before bonus and taxes at maximum and 15% at target. Before severance costs, headline PBIT margins fell by 2.7 margin points to 13.2%.

Part of the Group’s strategy is to continue to ensure that variable staff costs (freelancers, consultants and incentive payments) are a significant proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues and recessions or slow-downs. In 2009, the ratio of variable staff costs to total staff costs fell to 9.7% compared with 11.4% in 2008 and 12.7% in 2007. As a proportion of revenue, variable staff costs were 5.7% in 2009 compared with 6.6% in 2008 and 7.4% in 2007.

On a reported basis, the Group’s staff cost-to-revenue ratio increased to 58.9% compared with 58.2% in 2008.

As a result of all this, headline PBIT fell 9% to £1,017 million from £1,118 million, down almost 17% in constant currencies. Reported PBIT fell over 11% to £819 million, almost 20% in constant currencies, reflecting a lower charge for goodwill impairment and investment write-downs, more than offset by higher charges for amortisation of intangible assets following the acquisition of TNS.

Net finance costs (excluding the revaluation of financial instruments) were £205 million, up from £150 million last year, reflecting higher average net debt as a result of the full year impact of the acquisition of TNS, partly offset by lower interest rates.

Headline profit before tax decreased by over 16% to £812 million and reported profit before tax fell by more than 11% to £663 million, although still above $1 billion for the fifth consecutive year.

The Group’s tax rate on headline profit before tax was 23.8%, a reduction of 1.5 percentage points from 2008, as a result of continuing tax planning initiatives.

Diluted headline earnings per share fell 20% to 44.4p and diluted reported earnings per share fell only 6% to 35.3p mainly because ‘re-measurement gains’ on financial instruments have not been included in headline earnings per share, unlike one of our US competitors. In addition, and prudently, no severance or integration expenses have been excluded in arriving at the same headline number. This again is not competitive practice, which is also odd.

Integration of TNS

Following the acquisition of TNS in October 2008, the Custom business of TNS has been combined with Research International and other operations merged with several of the Kantar businesses to form Kantar Media, Kantar Worldpanel, Kantar Retail and Kantar Health. The integration has gone well so far and, although not complete, our increased estimates of synergy benefits are being met and in fact being added to. As a result of actions taken since acquisition, as at 31 December 2009, gross synergies (annualised synergy benefits before costs of achieving these benefits) exceeded £40 million. The Group is on track to achieve the revised merger benefits target of an annualised £60 million or more in 2011, as opposed to the original commitment of £52 million.

2010 should be a more stable year

Despite the overall slow-down in the industry growth rate, three engines of relative growth remain: new markets, new media and consumer insight. Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, iconically represented by the BRICs and those of the Next 11 markets where we are present (Bangladesh, Egypt, Indonesia, Mexico, Nigeria, Pakistan, the Philippines, South Korea, Turkey and Vietnam), continued to grow faster and now represent almost 27% of the Group’s approximately $14 billion revenue. As did new media and the application of technology in the form of internet, PC, mobile, video content, search and social networks, which also now account for almost 27% of Group revenues. And finally, as did Consumer Insight, which now accounts for over 26% of Group revenues.

2010 should be a more stable year (famous last words!). There are several mini-quadrennial events that will help – the Winter Olympic Games in Vancouver, the Asian Games in Guangzhou, the FIFA World Cup in South Africa, the IPL cricket league and Commonwealth Games, both in India, the World Expo in Shanghai and last, but not least, the mid-term Congressional elections in the US, all of which should, on the basis of past experience, add approximately 1 percentage point to industry growth rates.

Our budgets for 2010 indicate flat like-for-like revenue growth, with a mildly weaker first-half and stronger second-half. The second quarter shows like-for-like top line growth – a budgeted return to growth for the first time in six quarters, although the second quarter of 2009 is the weakest comparator. GroupM forecasts that global advertising spending (which impacts approximately 39% of the Group’s revenues) will rise by 0.8% in 2010 versus a 6.6% fall in 2009. GroupM also forecasts that marketing spending, broadly the other 61% of WPP, will fall by 2% in 2010 against an 8% fall in 2009. On these forecasts, flat revenues would mean increased market share.

Geographically, there are relatively brighter spots budgeted in Asia Pacific, Latin America and the Middle East and Africa, reflecting the continued relative strength of the BRIC and Next 11 markets. Central and Eastern Europe, as a whole, remains relatively flat, with Russia recovering as the oil price rises. At $60-70 per barrel, the Russian economy works. Western Continental Europe is budgeted to be relatively weak, with France, Germany and Spain still challenged. The UK is budgeted flat (although there are post-election concerns), with the US showing a little growth. Latin America remains the healthiest region.

All sectors, other than Advertising and Media Investment Management, are budgeted to grow at a modest rate in 2010. Advertising remains challenged by clients’ continued demands for efficiency, particularly in mature markets. Media Investment Management is budgeted to recover in 2010, with growth reinforced by very significant new business wins so far this year.

Incentive plans for 2010 will place increased emphasis on revenue growth and improvement in operating margins in conjunction with operating profit growth, although objectives will continue to include improvements in staff costs-to-revenue ratios and qualitative Group objectives, including Group co-ordination and co-operation, talent management and succession planning.

At the time of writing, we have revenue and profit data for the first three months of 2010. Like-for-like revenues for the first quarter were flat on the first quarter of 2009, indicating an encouraging return to stability. This was first evident in November 2009, when revenue trends were markedly ‘less worse’ than before. Although this return to stability seems widespread both geographically and functionally, there is no marked growth as yet, even against weak comparatives, although the US did show an encouraging return to growth in the first three months. America is biting back. Operating profits for these three months were also better than budgeted.

Revised margin objectives

Operating margins for 2010 are targeted to rise by one margin point to 12.7%. The operating margin target for 2011 has initially been set at 13.2%. In the longer term, we continue to believe we can improve our operating margin to 18%. This is challenging, of course, but not so outrageous as some believe, given that our best performing companies in each services sector have already demonstrated they can perform at a combined Group margin of 17%.

The longer term

Worries continue about how and when governments and central banks will withdraw the considerable fiscal and monetary post-Lehman stimulus, as well as the likely impact. These already approximate to $13 trillion or approximately 20% of worldwide GDP of $64 trillion. Withdrawal of the automotive ‘Cash for Clunkers’ stimulus in North America reduced demand for cars and trucks in the US from an annualised level of 14 million units to 10 million units. This should serve as a warning.

The more interesting question, probably, is how the West, in particular, will emerge from the current crisis and reduce the colossal government deficit needed to fund the early stage of the recovery. There seem to be two possible routes. First, the more prudent and painful – reduce government spending, increase taxes and unemployment and learn to save again, with the risk of a double-dip. Secondly, inflate our way out of the problem and continue to spend and lend, with likely significant resultant increases in inflation and long-term interest rates. The UK election, for example, is being fought on these issues.

Given the politically unpleasant implications of the first route and the proximity of elections, the second course is more likely. As a result, those countries that are capital rich and have saved – like Brazil, China, India, Japan and eventually, with strong oil prices, Russia – will benefit even more. And the Group’s strategic focus on the BRICs and Next 11, on the new media and on consumer insight will benefit accordingly.

In any event, consumers and clients exhibit continued caution – consumers concerned about high levels of unemployment and clients continually conservative in a low-growth environment, achieving lowered market profit expectations, by getting there ‘ugly’ – by cutting costs and focusing on efficiency. Sadly, the fact that you cannot cost-cut your way to prosperity has not been accepted – as yet. Long-term growth depends on brand-building and revenue growth. Promote on price and you create commodities. Innovate and differentiate, you create brands and the right to demand a premium from the consumer. Maybe the change we have seen in the first three months of 2010 signals first, the end of the post-Lehman cost and liquidity-driven terror evident in budgeting in 2009 and, secondly, the realisation that revenue growth requires marketing investment and a loosening of the marketing purse strings.

According to the recent Deutsche Bank investment research note (see page 103 of the Annual Report & Accounts) on more than 30 large European and US consumer staples companies over a period of more than 15 years, those companies that increase advertising and promotion spending deliver sales growth 30% faster and profit growth 50% faster than their peers. Including leverage would increase the differential profit returns and advertising and promotion expenditure cutters had the benefit of increased short-term profitability in the comparison.

In the long term, the outlook for the advertising and marketing services industry appears favourable. Increasing globalisation, overcapacity of production in most sectors and the shortage of human capital, the developments in new technologies and media, the growth in importance of internal communications, the need to influence distribution, the new focus on corporate responsibility issues such as climate change, the growth of government as a client and the focus on global and country organisational structures, underpin the need for our clients to continue to differentiate their products and services both tangibly and intangibly.

Moreover, the continuing growth of the BRICs, and other faster-growing geographical markets, will add significant opportunities in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe – along with the growth of the Next 11 such as Vietnam, Pakistan, Indonesia and Bangladesh. Advertising and marketing services expenditure as a proportion of gross national product should eventually resume its growth. Meanwhile, in these difficult times, we are committed to working with our clients to improve the effectiveness (quality) and efficiency (cost) of their spending, or as we prefer to call it, investment.

Given these short-term and long-term trends, your Company believes it has the correct strategic priorities – new markets, new media and consumer insight.

Including associates, the Group had over 138,000 full-time people in almost 2,400 offices in 107 countries at the year end. It services 354 of the Fortune Global 500 companies, 28 of the Dow Jones 30, 60 of the Nasdaq 100, 33 of the Fortune e-50, and 698 national or multi-national clients in three or more disciplines. 443 clients are served in four disciplines and these clients account for over 56% of Group revenues. The Group also works with over 327 clients in six or more countries.

These statistics reflect the increasing opportunities for developing client relationships between activities nationally, internationally and by function. We estimate that over 35% of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. New integration mechanisms, sensitive to global and local opportunities, including WPP global client leaders for our top 30 clients and country managers, continue to be developed. There is an increasing number of major client creative and integration opportunities at a Group level. The Group continues to be extremely successful in most, if not all, of the integrated marketing competitions that clients are increasingly initiating. These opportunities range from the creation of teams across the Group to the integration of various operating units and to the creation of individually tailored agencies to meet clients’ needs. The Group’s integration record leads its competitors by a considerable distance.

Our key priorities

Our reason for being, the justification for WPP’s existence, continues to be to add value to our clients’ businesses and our people’s careers. Our goal remains to be the world’s most successful provider of communications services to multinational and local companies, not just the largest.

To that end, we have three key strategic priorities.

1.

Firstly, our immediate priority is to emerge from the financial crisis successfully. Compared with the last downturn, our people are stronger: they are better resourced, motivated and incentivised than when we exited the last recessions in the early 1990s and 2000s. The Company is also more profitable, more liquid and better structured. In this economic cycle, margins have peaked at 15.0% and bottomed (we believe) at 11.7%, as opposed to 10.5% and 5.6% in the early 1990s.

2.

Second, in the medium term, to build upon the successful base we have established together with the most recent acquisitions, for example, of TNS, Young & Rubicam Brands and Grey. At Grey, the management structure has been settled for some time and the planned integration is now completed. Grey Advertising has now started to raise its game in terms of revenue growth and ghg has started to overcome the impact of FDA non-approvals on products that clients have assigned to them. At Young & Rubicam Brands, our plans are also largely implemented, the one remaining task being to continue to strengthen the Y&R advertising agency, although the business is showing stability, particularly in the US. At TNS the integration has gone well and the focus has to now be on revenue growth, capturing greater market share.

3.	Our third priority, in the long term or over the next five to 10 years, is to:

•

Increase the combined geographic share of revenues from the faster-growing markets of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe, from around 27% to one-third.

•	Increase the share of revenues of marketing services including new media from around 61% now to two-thirds.

•	Maintain the share of more measurable marketing services – such as Consumer Insight and direct, digital and interactive – at 50% of revenues.

Our six specific objectives

Our six objectives are summarised below, together with an assessment of how we performed against them in 2009. These objectives represent our key performance indicators (KPIs).

1.	Continue to raise operating margins to the levels of the best-performing competition.

2.	Continue to increase flexibility in the cost structure.

3.	Improve total share owner return.

4.	Continue to enhance the contribution of the parent company.

5.	Place greater emphasis on revenue growth.

6.	Further improve the quality of our creative output.

1.    First, to continue to raise operating margins to the levels of the best-performing competition. 15% was achieved for two consecutive years, in 2007 and 2008. In spite of the margin decline in 2009, we continue to believe a margin of 18% is a tough, but realistic objective. BBDO, Dentsu and McCann have achieved this historically, although the pressure became too great in some instances.

2.    Second, to continue to increase flexibility in the cost structure. Great strides have been made in recent years. Peak flexibility was in 2004, when variable staff costs made up 7.8% of revenues. The decrease to 6.6% in 2008 and 5.7% in 2009 illustrates the value of this flexibility in mitigating margin deterioration in the face of falling revenues. However, we were still unable to match the historic low of 5.3% in 2002.

3.    Third, to improve total share owner return by maximising the return on investment on the Company’s £600 million (around $1.0 billion) free cash flow. There are broadly three alternative uses of funds:

• Capital expenditure, which usually approximates the depreciation cost. Pressure here has eased as technology pricing has fallen, although in 2009 we invested more in real estate following lease renewals, particularly for Ogilvy and Grey in New York, to secure greater efficiencies.

• Mergers and acquisitions, which have historically taken the lion’s share of free cash flow. Here we have raised the hurdle rate on capital employed so that our return on capital may be increased. Even so, there are still interesting opportunities, particularly outside the US, where pricing remains lower, despite the current financial crisis and where there is a closer fit with the Company’s strategic objectives. Private transactions remain more attractively priced at single-digit price-earnings multiples.

Our acquisition focus in 2009 was again on the twin opportunities of faster-growing geographic markets and new technologies, totally consistent with our strategic objectives in the areas of geography, new communication services and measurability.

The cost of the acquisition of TNS in 2008 was funded principally by debt. At the time of the transaction, we announced that, for the following two years, acquisitions would be limited to no more than £100 million per annum, the Group’s share buy-back program would be targeted up to 1% per annum and dividend growth at up to 15% per annum, using surplus cash generated to reduce debt. In 2009, the Group spent £63 million on initial acquisition payments, well within the target set.

•    Dividends or share buy-backs. We were the only FTSE 100 company to consistently increase its dividend by 20% per annum for the ten years up to 2007. In 2008 we increased the dividend by 15% and, in 2009, we maintained the dividend at the same level as the previous year. Given dividend cover of almost three times headline earnings in 2009 (four times in 2008) and a dividend yield of over 2% at the time of writing, we believe that there is scope to increase the dividend in the future.

A rolling share buy-back program appears to offer a more significant benefit to total share owner returns. In 2007 we boosted the target level of the share buy-back program from 2-3% of the outstanding share capital to 4-5%, spending over £400m in that year on buy-backs and a further £112 million in 2008. Following the acquisition of TNS, and in accordance with the target referred to above, buy-backs in 2009 were only £9 million, representing 0.2% of share capital, again well within the target set.

4.    Fourth, we will continue to enhance the value added by the parent company and build unique integrated marketing approaches for clients. WPP is not just a holding company focused on planning, budgeting, reporting and financial issues, but a parent company that can add value to our clients and our people in the areas of human resources, property, procurement, information technology and practice development. We will continue to do this through a limited group of 300 or so people at the centre in Dublin, London, New York, Tokyo, Hong Kong and Shanghai. This does not mean that we seek to diminish the strength of our operating brands, but rather to learn from one another. Our objective is to maximise the added value for our clients with their businesses and our people with their careers.

Many of our initiatives are possible because of the scale on which we now operate. In the optimum use of property, in information technology and in procurement generally, we are able to achieve efficiencies that would be beyond the reach of any individual operating company.

But it is also clear that there is an increasing requirement for the centre to complement the operating companies in professional development and client co-ordination. It is a relatively recent development for certain multinational marketing companies, when looking to satisfy their global communications needs, to make their initial approach not to operating companies, but directly to parent companies.

Such assignments present major, and increasingly frequent, opportunities for the few groups of our size. It is absolutely essential that we have the professional resources and the practice development capability to serve such clients comprehensively, actively and creatively. Initiatives involving some of the world’s largest marketers continue to gain momentum. The world’s largest advertiser is itself integrating its efforts around brands, in the areas of advertising, media investment management, market research, packaging design and public relations.

All our clients, whether global, multinational or local, continue to focus on the quality of our thinking, co-ordination of communications and price. In response, we focus on talent, structure and incentives.

Training and development

Talent and its management therefore remain the lynchpin of our reason for existence: that is what our clients pay us for. Development of our people and the way we manage that talent is a critical determinant of performance and on that critical dimension, we continue to make significant progress.

In the creation of highly competitive incentives with extremely attractive working environments, we increasingly differentiate ourselves from our competitors and improve the attractiveness of WPP companies as destinations for talent. Our quarterly reviews with the operating companies have been restructured, consequently, to give more time and attention to talent and to clients. Our recruiting efforts throughout 2008 and 2009 were especially fruitful as we successfully targeted and recruited top talent within and beyond our industry, often competing with investment banking, management consulting and private equity offers. The war for talent is fierce, and there is more to be done.

The blueprint for our executive development curriculum has been completed, and our flagship client leadership training program, Maestro, is being continuously developed. The parent company and each of our operating companies installed its own approach to performance assessment and succession planning, aimed at developing the careers of their people, improving the quality of feedback, coaching and mentoring they receive and providing for orderly succession. We have launched a senior management mentoring and development program specifically for women.

We continued to scrutinise and modify our compensation practices, both to offer competitive and appropriately-based rewards to our people and to attract outstanding talent from elsewhere. This is going to be a key strategic priority for us. Our competition is, sometimes, not so rigorous in evaluating and rewarding performance – for example, taking advantage of sharp falls in share prices to re-price or issue options or giving limited disclosure to investors of compensation plan details.

Communications

A communications services company must be a model of excellent external and internal communications. To that end, we accelerate understanding of the Group’s vast resources with a raft of regular communications through our websites and in print: our monthly public online news bulletin, e.wire; our consistently award-winning global newspaper, The WIRE; our annual Atticus Journal of original marketing thinking; the WPP Reading Room, an extensive online library of thinkpieces (both public and original) from WPP professionals worldwide; our online FactFiles profiling Group resources/companies/products; our annual Corporate Responsibility Report and this consistently award-winning Annual Report.

Property management

2009 was a difficult year with our property portfolio, but we were able to reduce it by 4% to 23.7 million sq ft; this was in the context of revenue down 8% and staff numbers during the year down 12.3%. It was not possible to adjust the property portfolio in line with the recession and, as a result, average square foot per head is up from 218 sq ft in 2008 to 230 sq ft in 2009 and establishment cost-to-revenue ratio is up from 6.9% to 8.0%, effectively back, unfortunately, at the relative levels of 2002 and 2003, albeit with a bigger business following the acquisitions, for example, of Grey and TNS.

Our key property task over the next three years is to manage the portfolio to bring these ratios back into line and return to our medium-term objective of 7% for the establishment cost-to-revenue ratio. We will achieve this by using the upcoming lease breaks to reduce space and to take advantage of the current market to negotiate better terms on any lease extensions.

Procurement

In procurement, we continue to set ourselves the goal of being the undisputed leader of procurement practice in the global advertising and marketing services industry.

We aim to benchmark ourselves regularly against our competitors and our clients. Through intensified investment in procurement people, processes and technology, our goal is to maintain the ratio of bought-in costs to revenue at around 15%, by leveraging Group scale across all of our major markets, and focusing on those expenditure categories most favourable for global, regional and local supply contracts, such as in IT, telecoms, travel, professional services, facilities and production.

IT

In IT we continue to consolidate our core technology infrastructure with the objectives of reducing cost and improving quality. This enables our operating companies to concentrate their efforts on client-related developments and other internal business-focused applications.

The convergence of mobile, voice and data communications has allowed us to take advantage of new offerings in the telecommunications sector to drive efficiencies and to provide enhanced support to our increasingly mobile workforce.

Practice development

Finally, in practice development we continue to develop horizontal initiatives in a focused set of high-potential areas across our vertical operating brands: in media, healthcare, new technologies, new faster-growing markets, internal communications, retail, entertainment and media, financial services, hi-tech and telecommunications and corporate responsibility. Specifically, we continue to invest in sharing insights and developing initiatives through WPP Digital (in digital marketing and media) and The Store (in distribution and retail).

In key geographic markets we are increasingly co-ordinating our activities through WPP Country Managers. We continue to believe that increasing co-ordination is required between our brands at the country and global levels, as the arguments for investment in regional management become weaker. As experience has demonstrated, however, the activities of Country Managers must be closely aligned and monitored. In addition, we are increasing the number of WPP Global Client Leaders to co-ordinate our efforts on behalf of clients and to ensure they get maximum benefit from their relationships with WPP operating brands. We are focused currently on our top 30 global clients accounting for around a third of total revenues and where our revenues declined at less than 2.0% in 2009, much lower than the overall fall of 8.1%.

Furthermore, we continue to encourage internal strategic alliances and promote co-operation. Practice development initiatives have therefore been reinforced in such areas as healthcare, retail, internal communications and media and entertainment. This has been especially important to develop our portfolio of direct investments in new media, including 24/7 Real Media, under WPP Digital and where our investments are working with our agencies and people to bring new technology capabilities and understanding to our clients. All these initiatives are designed to ensure that we, the parent company, really do (as well as being perceived to) inspire, motivate, coach, encourage, support and incentivise our operating companies to achieve their strategic and operational goals.

Growing our revenues

5.    Fifth, to continue to place greater emphasis on revenue growth. One legitimate criticism of our performance against the best-performing competition is our comparative level of organic revenue growth. Looking back over the last decade, 2000 was a bumper year but unsustainable. In 2001, we moved back into the middle of the pack. There was a significant revival in 2002 and 2003, when we were one of only two of the major companies that showed revenue growth. 2004 was punctuated with a number of high-profile wins, resulting in the second strongest organic growth performance in the industry, and 2005 and 2006 saw strong growth again among the leaders in the industry. New business wins in 2007 were unprecedented in the history of WPP and revenue growth again impressed against the competition, particularly the Big Four. In 2008, revenue growth trailed a little behind our major competitors and, most recently, the Group’s revenue decline in 2009 was less worse than most. Throughout all years, margin performance was at the top end of the pack.

Estimated net new billings of £3.1 billion ($4.8 billion) in 2009, slightly up on 2008, reflected a consistently high level of wins throughout the year. The Group was ranked second in two of the three major industry new business surveys in 2009. Net business wins (even excluding important ‘saves’) have been extremely strong so far in 2010, totalling approximately $2 billion by the end of February according to trade sources and with the Group heading all new business tables for the first quarter.

Our practice development activities are also aimed at helping us position our portfolio in the faster-growing functional and geographic areas. During 2009, acquisitions and increased equity stakes were focused on Advertising and Media Investment Management in Italy, Portugal, Israel, South Africa and Australia; on Consumer Insight in the US, the UK, Russia, China, the Philippines and Singapore; on Public Relations & Public Affairs in Poland and Vietnam; on direct, digital and interactive in the US, the UK, France and Hong Kong; and on Healthcare Communications in France and China.

So far in 2010, the Group has made acquisitions or increased equity interests in Advertising and Media Investment Management in Brazil, Poland and Israel and in direct, digital and interactive in the US and UK.

These acquisitions continue to move us forward to our previously described strategic priorities; expanding the market shares of our businesses in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe to one-third; in marketing services to two-thirds; and in consumer insight, direct, digital and interactive, to one-half.

We intend to expand our strong networks – Ogilvy & Mather, JWT, Y&R, Grey, United Network, Bates 141, MindShare, MEC, MediaCom, TNS, Millward Brown, Kantar Media, Kantar Health, Kantar Retail, Kantar Worldpanel, Hill & Knowlton, Ogilvy Public Relations Worldwide, Burson-Marsteller, Cohn & Wolfe, OgilvyOne, Wunderman, OgilvyAction, G2, 24/7 Real Media, CommonHealth, Sudler & Hennessey, Ogilvy Healthworld, ghg, The Brand Union, Landor and Fitch – in high-growth markets or where their market share is insufficient.

We will also enhance our leadership position in consumer insight by further development of our key brands with particular emphasis on North America, Asia Pacific, Latin America and Continental and Eastern Europe. We will continue our growth of research panels and have established a Kantar-wide operational capability, which will be consolidated with the same function at TNS. We will reinforce our growing position in media research through Kantar Media, which includes our investments in television audience research through the former TNS Media Intelligence and TNS Media Research, and IBOPE and Marktest, which, combined, is the market leader outside North America.

In addition, we intend to reinforce our worldwide strength in direct and interactive marketing and research through our traditional channels such as OgilvyOne, Wunderman, G2, Blanc & Otus and Lightspeed. Although the early 2000-2001 compressions in financial valuations following the internet bust initially offered significant opportunities, we will now also invest directly in the new channels through start-ups, particularly as US and French valuations in search, for example, are still prohibitive, despite the financial crisis. Other opportunities will be sought to enhance our online capabilities.

Lastly, we will continue to develop our specialist expertise in areas such as healthcare, retail and interactive and to identify new high-growth areas.

Creativity remains paramount

6.    It seems entirely right that we should open this section with a tribute to Robyn Putter, a towering creative figure in our industry who sadly died at a young age on 1 March 2010.

First in his own South African agency, then for more than 30 years with Ogilvy & Mather and latterly as creative head at WPP, Robyn practised, preached and as a person epitomised all that is most admirable in the creative function. Endlessly inventive himself, his benign influence reached every part of Ogilvy – and ultimately the whole Group. As principled as he was creative, he set the highest of standards – and inspired thousands around the world to meet them. His influence, happily, is with us still.

Robyn was centrally important to us because he represented, championed and endlessly encouraged the improvement in the quality of creative work throughout the Group – which continues to be our sixth objective. Despite the growing importance of co-ordinated communications and price effectiveness, the quality of the work remains and will remain paramount. If you drew a graph plotting creative awards (as a proxy for creativity) against margins for any group of agencies, there would be a very strong correlation. The more awards, the stronger the margins. The client’s procurement department fades into the background when the work is strong. Of the three things we do – strategic thinking, creative execution and co-ordination – creative execution is undoubtedly the most important, and that means creativity in its broadest sense.

Clients look for creative thinking and output not just from advertising agencies, public relations and design companies, but also from our media companies and our research companies. Millward Brown remains arguably one of our most creative brands. Witness the BrandZ™ Top 100 Most Powerful Brands Study published annually with the Financial Times.

We intend to achieve this objective by stepping up our training and development programs; by recruiting the finest external talent; by celebrating and rewarding outstanding creative success tangibly and intangibly; by acquiring strong creative companies; and by encouraging, monitoring and promoting our companies’ achievements in winning creative awards.

In pursuing these aims, the Group now looks for leadership to John O’Keeffe, who in 2008 succeeded Robyn Putter as WPP’s worldwide creative director. Under John’s guidance, gratifying and discernible progress continues.

2009 saw the third annual WPPED Cream awards, our internal award scheme for outstanding work across the Group. Your Company also amassed the second largest points tally at the 2009 advertising and marketing services festival in Cannes for the second year in a row and narrowed the gap to first place (please refer to our website, www.wpp.com, for detailed, accurate calculations).

At the same time we are committed to achieving all these objectives as a significantly responsible corporate citizen of the world at large and in the communities in which we operate.

As a parent company, we continue to develop practical principles and policies for our companies’ charitable giving and services to the environment, education, the arts and healthcare based on best practice guidelines. We conservatively calculate that the WPP organisation contributed an estimated £14.9 million worth of time, skills, materials and money to social and community causes in 2009. A summary of the Group’s approach to corporate responsibility can be found on pages 122 to 131. Doing good is not altruism or charity, it is good business, when like us you are focused on long-term total share owner return.

Please also see our annual and unique (in our industry) Corporate Responsibility Report on the work our clients and our people do in these increasingly important areas.

Future challenges

A colossal amount remains to be done – challenging our clients, and therefore us. It seems certain that once these objectives are achieved, they will be replaced by new ones. As companies grow in size, most chairmen and CEOs become concerned that their organisations may become flabby, slow to respond, bureaucratic and sclerotic. Any sensible business leader aggressively resists this phenomenon; we all seek the benefits of size and scale without sacrificing the suppleness and energy of a smaller firm. And, for the first time, new technologies now make this possible on a global platform. WPP wants the scale and resources of the largest firm together with the heart and mind of a small one.

And finally...

2009 was a year when no sensible company took anything – or anyone – for granted. Just because it had worked before, it didn’t mean it would work again. Just because a consumer had been a brand loyalist for nine consecutive years, it didn’t mean you should count on his or her custom for a 10th. Everything needed re-examination: not for the sake of making aimless change; much more for the sake of making certain.

Though always uncomfortable, years when all accepted practice is subjected to fierce scrutiny and challenge invariably turn out to be fruitful ones – and 2009 was no exception. The open-mindedness and good-humoured resilience of WPP companies has been exemplary and their response full-blooded. Inventiveness soared. Their clients are by far the best witnesses to this claim – but the results of creative awards, in all disciplines and in all parts of the world, confirm a remarkable advance, over both previous years and our principal competitors.

All too easily, such an admirable response to tough times tends to get de-humanised – it gets disguised in amalgamated figures and broad generalities. So we would like to close this report by reminding all our audiences of a permanent truth of our business. It is a business that is wholly dependent on the intelligence, the talent, the integrity and the determination of each individual member of each of our companies. Never has that been more apparent – or more welcome – than in 2009. We thank and salute them all.

Philip Lader

Chairman

Sir Martin Sorrell

Group chief executive

Paul Richardson

Group finance director

* This letter to share owners should be read in conjunction with and as part of the management report set out in the section headed Directors’ report on pages 109 to 121.

Forward-looking statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described under the caption ‘Principal risks and uncertainties’ on pages 117 and 118, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix 2: Financial Statements

The financial statements attached are extracted from pages 145 to 183 of the Annual Report and Accounts and include a responsibility statement on page 151: [See Exhibit 2 to this Report]

Appendix 3: Principal risks and uncertainties

The WPP board has considered the principal risks and uncertainties affecting the Group as at 31 December 2009 and the summary of these below is extracted from pages 117 to 118 and 122 of the Annual Report and Accounts:

Principal risks and uncertainties

Issue	Potential impact	How it is managed
Economic
The Group’s businesses are subject to economic and political cycles. Many of the economies in which the Group operates have been under significant stress or in recession.	Reduction in client spending or postponing spending on the services offered by the Group or switching of client expenditure to non-traditional media and renegotiation of contract terms leading to reduced profitability and cashflow.

Reduction in headcount and overhead. Ensuring that variable staff costs are a significant proportion of total staff costs and revenue.

Increased controls over capital expenditure and working capital.

Strategic focus on BRICs, the Next 11, new media and consumer insight.

Brand Check at every Board meeting.

Financial
Currency exchange rate fluctuations could adversely impact the Group’s consolidated results.	The Company’s reporting currency is pounds sterling. Given the Group’s significant international operations, changes in exchange rates cause fluctuations in the Company’s results when measured in pounds sterling.

The balance sheet and cash flows of the Company are hedged by borrowing in the currency of those cash flows.

The Company publishes and explains its results in constant currency terms, as well as in sterling and on an actual dollar basis.

Changes to the Group’s debt issue ratings by the rating agencies Moody’s Investor Services and Standard and Poor’s Rating Service may affect the Group’s access to debt capital.

The Company’s long-term debt is currently rated Baa3 and BBB by the rating agencies respectively and the Company’s short-term debt obligations P3 and A3 respectively. Standard and Poor’s Rating Service has placed the Company’s debt ratings on “negative outlook”. If the Company’s financial performance and outlook materially deteriorate, a ratings downgrade could occur and the interest rates and fees payable on certain of the Company’s revolving credit facilities could be increased.

Active dialogue with the rating agencies to ensure they are fully apprised of any actions that may affect the Company’s debt ratings. The Company also seeks to manage its financial ratios and to pursue policies so as to maintain its investment grade ratings.

The Company has published half yearly its banking covenant compliance ratios and quantified the financial impact should there be a fall in ratings to non-investment grade.

The Group may be unable to collect balances due from any client that files for bankruptcy or becomes insolvent.

The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days.

The Group commits to media and production purchases on behalf of some of its clients as principal or agent depending on the client and market circumstances. If a client is unable to pay sums due, media and production companies may look to the Group to pay such amounts to which it committed as an agent on behalf of those clients.

Evaluating and monitoring clients’ ongoing creditworthiness and in some cases requiring credit insurance or payments in advance.

Mergers & Acquisitions
The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.

The Group regularly reviews potential acquisitions of businesses that are complementary to its operations and clients needs. If material risks are not identified prior to acquisition or the Group experiences difficulties in integrating an acquired business, it may not realise the expected benefits from such acquisition and the Group’s financial condition could be adversely affected.

Business, legal, tax and financial due diligence carried out prior to acquisition to seek to identify and evaluate material risks and plan the integration process. Warranties and indemnities included in purchase agreements.

Audit Committee oversight of acquisition and Board oversight of material acquisitions and review of the integration and performance of recent and prior acquisitions.

Goodwill and other acquired intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.

The Group has a significant amount of goodwill and other acquired intangible assets recorded on its balance sheet with respect to acquired companies. The Group annually tests the carrying value of goodwill for impairment. The estimates and assumptions about results of operations and cash flows made in connection with impairment testing could differ from future results of operations and cash flows. Future events could cause the Group to conclude that the asset values associated with a given operation have become impaired which could have a material impact on the Groups financial condition.

Regular impairment testing which is a recurring agenda item for the Audit Committee.
Clients
The Group competes for clients in a highly competitive industry and client loss may reduce market share and decrease profits.

Competitors include large multinational advertising and marketing communication companies and regional and national marketing services companies.

New market participants include database marketing and modelling companies, telemarketers and internet companies.

Service agreements with clients are generally terminated by the client on 90 days’ notice and many clients put their advertising and communications business up for competitive review from time to time. The ability to attract new clients and to retain existing clients may also in some cases be limited by clients’ policies about conflicts of interest.

Operating companies seek to establish reputations in the industry that attract and retain clients, including by improving the quality of their creative output.

The Group’s different agency networks limit potential conflicts of interest and the Group’s cross- discipline team approach seeks to retain clients.

Brand Check at every Board meeting.

The Group receives a significant portion of its revenues from a limited number of large clients and the loss of these clients could adversely impact the Group’s prospects,

A relatively small number of clients contribute a significant percentage of the Group’s consolidated revenues. The Group’s 10 largest clients accounted for almost 18% of revenues in the year ended 31 December 2009. Clients generally are able to reduce advertising

Global client account managers seek to ensure the Group maintains partnership relationship with major clients. Operating companies seek to establish reputations business, financial condition and results of operations.

and marketing spend or cancel projects on short notice. The loss of one or more of the Group’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group’s financial condition.

in the industry that attract and retain clients and key talent. Brand Check at every Board meeting and regular dialogue between directors of the Company and directors of the Group’s largest clients.
Operational
The Group operates in 107 countries and is exposed to the risks of doing business internationally.	The Group’s international operations are subject to exchange rate fluctuations, restrictions and/or taxation on repatriations of earnings, social, political and economic instability, conflicts of laws and interpretation of contracts.

Affiliate, associate and joint venture structures with local partners used in developing markets.

Brand Check at every Board meeting.

Uniform approach to internal controls ensuring best practice employed in all jurisdictions.

People
The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles.	The Group is highly dependent on the talent, creative abilities and technical skills of our personnel as well as their relationships with clients. The Group is vulnerable to the loss of personnel to competitors and clients leading to disruption to the business.

The Group’s incentive plans are structured to provide retention value for example by paying part of annual incentives in shares that vest two years after grant and having a five-year performance period for LEAP.

Operating companies seek to establish reputations in the industry that attract and retain key personnel, including by improving the quality of their creative output.

Succession planning of key executives is a recurring agenda item of the Board and Nomination Committee.

Regulatory/Legal
The Group may be subject to regulations affecting its activities.

Governments, government agencies and industry self-regulatory bodies from time to time adopt statutes and regulations that directly or indirectly affect the form, content and scheduling of advertising, public relations and public affairs and market research or otherwise limit the scope of the activities of the Group and its clients which could have a material adverse impact on our financial position. Changes in tax laws or their application may also adversely affect the Group’s reported results.

The Group actively monitors any proposed regulatory or statutory changes and consults with government agencies and regulatory bodies where possible on such proposed changes.

Regular briefings to the Audit Committee of significant regulatory or statutory changes.

Group representation on a number of industry advisory bodies.

The Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients products may be defective.	The Group may be, or may be joined as a defendant, in litigation brought against its clients in respect of services provided by the Group.	The Group seeks to comply with all laws and industry codes governing marketing material. Upward referral procedure within operating companies and to WPP ethical review meetings.

How we manage CR risk and opportunity

Issue	How it is managed	Aims
The social and environmental impact of our work for clients.	Opportunities to advise clients on marketing with a social or environmental dimension are identified by our companies.	To be a centre of excellence for environmental and social communication.
Risk to WPP’s reputation from undertaking controversial client work.	Upward referral within operating companies and to WPP ethical review meetings.	Protect WPP’s reputation by taking decisions at the appropriate level.
Marketing ethics, compliance with marketing standards, and increasing transparency about our marketing practices.	Managed by our operating companies with referral to Group directors as necessary.	Comply with all laws and industry codes governing marketing material. Improve standards and measurement in marketing practices.
Privacy and data protection are priority issues for all our companies and a particular focus for our research and digital agencies. Operating companies hold data on employees, clients and consumers.	Assisting our operating companies in developing principles on privacy. Our key digital marketing and research agencies have nominated senior executives to provide leadership on privacy and to work with other agencies in the Group.	Meet best practice standards, to contribute to the debate on privacy and to increase transparency for consumers on how their data is obtained and used.
Employment, including diversity and equal opportunities, business ethics, employee development, remuneration, communication and health and safety.	Human resources policies are set and implemented at operating company level. WPP’s chief talent officer assists the operating companies in attracting, developing and retaining talent.	Support our companies’ talent recruitment and retention through our reputation for corporate responsibility. Improve standards and measurement in employment.
Social investment, including pro bono work, donations to charity and employee volunteering.

Pro bono projects are agreed between WPP companies and the charities concerned. Many of our companies have long-standing relationships with their pro bono partners. WPP the parent company helps to co-ordinate pro bono projects involving multiple WPP companies or cross-Group collaborations.

To make a significant contribution to good causes through pro bono application of our marketing skills and direct donations to charity.
Climate change, including the emissions from energy used in our offices and during business travel.	Cross-functional Group-wide Energy Action Teams and a network of agency Climate Champions help implement our climate change strategy.	Reduce absolute CO2 emissions by 40% by 2020 (from 2006 level). Reduce per head carbon intensity to 1.2 tonnes by 2020 (from 2.6 tonnes in 2009).